UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 11, 2005**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated July 11, 2005 First Financial Holdings, Inc. announced that the company is scheduled to present financial results for the third quarter of fiscal 2005 on Thursday, July 21, 2005 at 10:00 a.m. in a live webcast.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated July 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer


Date: July 11, 2005


EXHIBIT INDEX


Exhibit Number	Description
99.1	First Financial Holdings, Inc. Announces Third Quarter Earnings Conference Call

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (July 11, 2005) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that the company is scheduled to present financial results for the third quarter of fiscal 2005 on Thursday, July 21, 2005 at 10:00 a.m.

A live webcast of the presentation will be available at www.firstfinancialholdings.com.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 48 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

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Filename: ffh-pr_071105webcastann.doc
Directory: S:\MSWORD\SECFILES\FY 2005
Template: C:\Program Files\Microsoft Office 97\Office\Normal.dot
Title: UNITED STATESSECURITIES AND EXCHANGE
      COMMISSIONWashington, D
Subject:
Author: Rebecca DuBose
Keywords:
Comments:
Creation Date: 07/11/05 9:49 AM
Change Number: 2
Last Saved On: 07/11/05 9:49 AM
Last Saved By: Rebecca DuBose
Total Editing Time: 9 Minutes
Last Printed On: 07/11/05 9:58 AM
As of Last Complete Printing
      Number of Pages: 4
      Number of Words: 6,316 (approx.)
      Number of Characters: 36,006 (approx.)